
08005602

File No. 82-2683


a Wolters Kluwer business

RECEIVED
2008 OCT 27 P 1:07

SUPPL

Contact:	Gene Goldenberg Vice President, Marketing CCH Small Firm Services +1 678-797-6949 gene.goldenberg@cchsfs.com	Kevin Entricken Vice President, Investor Relations Wolters Kluwer nv +31 20 6070 407 ir@wolterskluwer.com

CCH Small Firm Services Acquires IntelliTax

Addition Expands Unit's Ability to Serve Small Tax and Accounting Professionals

(Kennesaw, GA., October 24, 2008) - CCH Small Firm Services (SFS), part of Wolters Kluwer Tax and Accounting, today announced that it has acquired the tax preparation software company IntelliTax®, formerly known as Orrtax Software Solutions.

SFS provides the ATX™ and TaxWise® lines of tax compliance and accounting software to 45,000 small professional firms in the United States and Puerto Rico. IntelliTax offers tax compliance software to 4,000 similar firms, who will now be offered the TaxWise program for the 2009 tax season.

The acquisition further expands the ability of SFS to serve as a partner to small firm professionals, delivering tax preparation software and services to increase their productivity, efficiency and accuracy. "The acquisition is great news for small tax firms that specialize in individual and business tax services for their clients," said Jeff Gramlich, SFS President. "SFS already focuses on the type of high-volume electronic filing that is so important to many IntelliTax users. In addition, TaxWise will offer them an even wider range of tax forms and features than they have now."

"TaxWise is a proven software product," said Matt Scheuing, President of IntelliTax. "We're pleased that our customers will benefit from the additional features and services that TaxWise will offer them."

SFS processed and electronically filed more than 15 million tax returns this year to the Internal Revenue Service (IRS) and state revenue agencies. And for the past 11 years, TaxWise has been the exclusive provider of personal tax software to more than 10,000 IRS-sponsored Volunteers in Tax Assistance (VITA) sites and IRS walk-in offices.

The terms of the agreement were not released.

About CCH Small Firm Services
CCH Small Firm Services (SFS) is a provider of tax and accounting software solutions, research products and training to 45,000 small professional firms throughout the United States and Puerto Rico. SFS offers both the ATX™ and TaxWise® product lines, including recently launched accounting and practice management products, for a growing customer base of small firms. For more information visit www.cchsfs.com. CCH Small Firm Services is part of Wolters Kluwer Tax and Accounting.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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